Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
OBALON THERAPEUTICS, INC.
Obalon Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:
A.    The name of this corporation is Obalon Therapeutics, Inc. (the “Corporation”). The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 2, 2008 under the name Obalon Therapeutics, Inc.
B.    The amendment to the Restated Certificate of Incorporation of the Corporation herein certified was duly adopted by the Corporation’s Board of Directors in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware, and the Corporation’s stockholders at an annual meeting of the stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
C.    Article IV, Section 1 of the Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:
“1. Total Authorized. The total number of shares of all classes of stock that the Corporation has authority to issue is One Hundred and Ten Million (110,000,000) shares, consisting of two classes: One Hundred Million (100,000,000) shares of Common Stock, $0.001 par value per share (“Common Stock”), and Ten Million (10,000,000) shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).”

D.    The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Obalon Therapeutics, Inc. has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be signed by its duly authorized officer on this 14th day of June, 2018.

OBALON THERAPEUTICS, INC.

By: /s/ Andrew Rasdal
Name: Andrew Rasdal
Title: President and Chief Executive Officer